Exhibit 99.1

For Immediate Release

YY Group Holding Limited Strengthens IFM Division with Acquisition of Pesticide Pest Control Pte. Ltd.

SINGAPORE, July 1, 2025 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”), a global leader in on-demand workforce solutions and integrated facility management (IFM), is pleased to announce its acquisition of Pesticide Pest Control Pte. Ltd., a Singapore-based pest control company with over 30 years of operational history.

The company will be rebranded as Pest Fighter Management Pte. Ltd., marking the beginning of its next growth phase under YY Group’s integrated IFM platform. The acquisition is expected to close on July 1, 2025.

Towards a Fully Integrated IFM Ecosystem

The addition of Pest Fighter enhances YY Group’s capability to offer a comprehensive range of IFM services, encompassing pest control, cleaning, landscaping, maintenance, and security. Together, these verticals create safer, cleaner, and more efficiently managed environments for clients across various industries.

Pest control is a natural extension of YY Group’s cleaning division, addressing both surface-level cleanliness and deeper health and safety risks through integrated prevention and treatment strategies.

All services are seamlessly managed through 24iFM, YY Group’s proprietary digital platform introduced to support its expanding IFM portfolio. 24iFM integrates real-time task management, IoT-enabled monitoring, and data-driven optimization across operations, transforming IFM delivery from manual processes to intelligent, technology-enabled performance.

Strategic Milestones & Platform Synergy

The acquisition of Pest Fighter follows a series of strategic moves aimed at expanding YY Group’s capabilities and strengthening its operational synergy. Earlier in 2025, the Group acquired Property Facility Services (PFS), which bolstered its expertise in residential and commercial property management. Shortly after, Uniforce Security (UFS) was acquired, broadening YY Group’s capabilities in site protection and security services.

These acquisitions are supported by the launch of 24iFM, a unified digital backbone that connects YY Group’s growing portfolio into a single, efficient operating system. With Pest Fighter’s legacy dating back to 1994, this transaction symbolizes both strategic expansion and the modernization of a well-established industry player. Collectively, these milestones highlight YY Group’s transformation into an advanced, digitally integrated IFM ecosystem built for long-term value and operational excellence.

Revenue Trajectory and Outlook

YY Group’s integration of Pest Fighter is expected to contribute significantly to its growth trajectory. The Group projects annual revenue to increase from S$26.3 million in 2023 to S$96.0 million by 2028, representing a compound annual growth rate of 29.1% substantially outpacing industry averages of 5% to 8% annually.

Pest Fighter is anticipated to enhance client retention, strengthen the value of bundled services, and improve profit margins, further anchoring YY Group’s ability to deliver comprehensive facility solutions.

A Consolidated Vision for Partners and Investors

The integration of Pest Fighter reflects YY Group’s broader vision to revolutionize IFM through innovation and synergy. By unifying its services under a cohesive strategy, the Group aims to position itself as the preferred partner for property managers, asset owners, and institutional clients.

YY Group invites stakeholders to join its journey of transformation, driven by cutting-edge technology, a commitment to excellence, and a vision of sustainable growth.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including those regarding YY Group Holding Limited’s beliefs and expectations about its acquisition of Pest Fighter Management Pte. Ltd., are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Several factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to: (i) fluctuations in Singapore’s IFM market and its impact on asset values, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) anticipated growth strategies and integration plans, (v) regulatory changes or governmental approvals, and (vi) future business development, operational results, and financial performance of YY Group Holding Limited. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no obligation to update such information, except as required under applicable law.

About Pest Fighter Management Pte. Ltd.:

Pest Fighter Management Pte. Ltd. (formerly Pesticide Pest Control Pte. Ltd.) is a Singapore-based pest control company with over 30 years of operating history. The company has built strong reputation for delivering reliable, tailored solutions across commercial, residential, and industrial sectors.

Its service expertise spans preventive programs, targeted treatments, and environmentally responsible pest management. Now operating as part of YY Group’s integrated IFM platform, Pest Fighters combines decades of field experience with advanced technologies to meet evolving client needs and support smarter facility environments.

About YY Holdings Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com

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